                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                        AMENDMENT NO. 3/FINAL AMENDMENT

                                      TO

                                SCHEDULE 14D-1

              Tender Offer Statement Pursuant To Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                             _____________________

                       INTENSIVA HEALTHCARE CORPORATION
                           (Name of Subject Company)

                     SELECT MEDICAL OF MECHANICSBURG, INC.
                         A WHOLLY OWNED SUBSIDIARY OF
                          SELECT MEDICAL CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   45815Y105
                     (CUSIP Number of Class of Securities)
                              __________________

                            MICHAEL E. TARVIN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          SELECT MEDICAL CORPORATION
                           4718 OLD GETTYSBURG ROAD
                                 P.O. BOX 2034
                          MECHANICSBURG, PENNSYLVANIA
                                (717) 972-1100
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                with a copy to:
                             HENRY N. NASSAU, ESQ.
                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
                                (215) 994-4000
                              __________________

     CUSIP NO. 45815Y105                                     PAGE 1 OF 2
                                     14D-1

     __________________________________________________________________________
     1  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SELECT MEDICAL OF MECHANICSBURG, INC. (E.I.N.:  23-2981308)
     __________________________________________________________________________
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (A) [_]
        (B) [_]
     __________________________________________________________________________
     3  SEC USE ONLY
     __________________________________________________________________________
     4  SOURCE OF FUNDS

        AF, BK
     __________________________________________________________________________
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(E) OR 2(F) [_]
     __________________________________________________________________________
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

     __________________________________________________________________________
     7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,619,379

     __________________________________________________________________________
     8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
        CERTAIN SHARES [_]
     __________________________________________________________________________
     9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        95.4%
     __________________________________________________________________________
     10  TYPE OF REPORTING PERSON

         CO
     __________________________________________________________________________

     CUSIP NO. 45815Y105                                     PAGE 2 OF 2

                                     14D-1

     __________________________________________________________________________
     1.   NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
          NOS. OF ABOVE PERSONS

          SELECT MEDICAL CORPORATION (E.I.N.:  23-2872718)
     __________________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (A) [_]
          (B) [_]
     __________________________________________________________________________
     3.   SEC USE ONLY
     __________________________________________________________________________
     4.   SOURCE OF FUNDS

          AF, BK
     __________________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(E) OR 2(F) [_]
     __________________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

     __________________________________________________________________________
     7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,619,379

     __________________________________________________________________________
     8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES [_]
     __________________________________________________________________________
     9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          95.4%
     __________________________________________________________________________
     10.  TYPE OF REPORTING PERSON

          CO
     __________________________________________________________________________

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement of Schedule 13D filed on November 17, 1998 (as amended and supplemented by Amendment No.1 dated November 30, 1998 and Amendment No. 2 dated December 8, 1998, the "Schedule 14D-1") relating to the offer by Select Medical of Mechanicsburg, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Select Medical Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Intensiva HealthCare Corporation, a Delaware corporation (the "Company"), at $9.625 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Pursuant to Instruction F of Schedule 14D-1, this statement is submitted in satisfaction of the reporting obligation of the Purchaser under Section 13(d) of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

     The Schedule 14D-1 is hereby amended and supplemented as follows:

Item 6.  Interest in Securities of the Subject Company.

     At 12:00 midnight (EST) on December 15, 1998 the Offer expired. Based on preliminary information provided by the Depositary, approximately 9,619,379 Shares (or approximately 95.4% of the Shares outstanding) were validly tendered and not withdrawn pursuant to the Offer, including 147,447 Shares (approximately 1.5% of the Shares outstanding) tendered pursuant to notices of guaranteed delivery. The Purchaser has accepted for payment all such Shares at the purchase price of $9.625 per Share, net to the seller in cash. 701,067 Shares issuable pursuant to options and warrants have been canceled in exchange for the right to receive a cash payment equal to the excess, if any, of $9.625 over the exercise price per Share, less amounts withheld in respect of federal and state income taxes.

     Pursuant to the Agreement and Plan of Merger, dated as of November 9, 1998, among the Parent, Purchaser and the Company, Parent intends to effect a merger of Purchaser with and into the Company in accordance with the relevant provisions of the Delaware Law. Upon the consummation of the Merger, each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Purchaser, Parent or any direct or indirect wholly owned Subsidiary of Parent or of the Company and Shares as to which dissenters' rights are perfected) will be converted into the right to receive $9.625 in cash.

Item 10.  Additional Information.

     (f) Item 10(f) is hereby amended and supplemented by the following:

     The first paragraph of Section 10 of the Offer to Purchase ("Sources and Amount of Funds") is hereby amended and restated in its entirety to read as follows:

     "The Offer is not conditioned upon any financing arrangements. The total amount of funds required by Purchaser to consummate the Offer and the Merger, including the fees and expenses of the Offer and the Merger and refinancing of existing indebtedness of the Company, is estimated to be approximately $130 million. Parent has obtained $35 million in subordinated debt from a fund associated with one of its existing stockholders and $65 million in equity principally from its existing stockholders or funds affiliated with them. The balance of the funds required by Purchaser to consummate the Offer and the Merger will be drawn from Parent's existing credit facilities. Any debt incurred to fund the purchase of the Shares in the Offer is expected to be repaid from funds internally generated by the Parent and its subsidiaries and from external sources, including potentially from the sales of debt and equity securities on terms not yet determined."

     Reference is made to the press release issued by Parent on December 16, 1998, a copy of which is filed as Exhibit (a)(11) to the Schedule 14D-1 and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     (a)(11)   Press Release, dated December 16, 1998.

  SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 16, 1998


                              SELECT MEDICAL OF MECHANICSBURG, INC.

                              BY: /s/ Michael E. Tarvin
                                  ------------------------------------
                                  Name:   Michael E. Tarvin
                                  Title:  Vice President and Secretary

                              SELECT MEDICAL CORPORATION

                              BY: /s/ Michael E. Tarvin
                                  ------------------------------------
                                  Name:  Michael E. Tarvin
                                  Title: Vice President, General Counsel
                                         and Secretary

                               INDEX TO EXHIBITS

Exhibit
-------

*(a)(1)   Offer to Purchase, dated November 17, 1998.

*(a)(2)   Letter of Transmittal.

*(a)(3)   Notice of Guaranteed Delivery.

*(a)(4)   Letter to Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.

*(a)(5)   Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees.

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7)   Press Release, dated November 9, 1998.

*(a)(8)   Summary Advertisement.

*(a)(9)   Press Release, dated November 17, 1998.

*(a)(10)  Press Release, dated November 30, 1998.

 (a)(11)  Press Release, dated December 16, 1998.

*(b)      Commitment Letter, dated November 9, 1998, of Welsh,
          Carson, Anderson & Stowe.

*(c)(1)   Agreement and Plan of Merger, dated as of November 9,
          1998, by and among Parent, Purchaser and the Company.

*(c)(2) Confidentiality Agreement, dated as of October 7, 1998, by and between Parent and the Company.

*(c)(3) Stockholder Agreement, dated as of November 9, 1998, among Parent, Purchaser and certain stockholders of the Company.

(d)       None.

(e)       Not applicable.

(f)       None.

*    Previously filed.